INTEROIL CORPORATION
Yukon Territory
Canada

INFORMATION CIRCULAR

FOR THE ANNUAL MEETING

OF SHAREHOLDERS

to be held on June 15, 2012

MANAGEMENT SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation by management of InterOil Corporation of proxies to be used at the annual meeting and all adjournments thereof (the "Meeting") of holders ("Shareholders") of Common Shares ("Common Shares") of the Corporation to be held on Friday, June 15, 2012 at 10 a.m. (Eastern time) in the Prince Conference Center, Calvin College, 1800 East Beltline SE, Grand Rapids, United States of America, for the purposes set forth in the accompanying notice of meeting. In this circular, references to "we", "us", "our", "the Corporation", “the Company” and "InterOil" refer to InterOil Corporation, unless the context requires otherwise. It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our directors, officers and employees. The total cost of the solicitation will be borne by us. The information contained in this circular is given as at May 4, 2012 except where otherwise noted. All dollar amounts are expressed in U.S. dollars unless otherwise stated or the context requires. The financial statements of InterOil are prepared in U.S. dollars.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of ours. Each Shareholder has a right to appoint a person (who does not need to be a Shareholder) other than the persons specified in such form of proxy to attend and act for him on his behalf at the Meeting. The right to appoint an alternative proxy may be exercised by striking out the management designated names specified in the enclosed form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth below.

To be valid, proxies must be dated, signed by the Shareholder or the Shareholder's attorney authorized in writing, and received by Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile (416) 263-9524 or (866) 249-7775 at any time not less than 48 hours (excluding non-business days) prior to the Meeting or any adjournment thereof. Proxies may also be deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting or any adjournment thereof. An undated proxy will be deemed to be dated the date it is mailed.

A Shareholder may vote by telephone or by internet 24 hours a day, 7 days a week until the time set out above. To vote by telephone the Shareholder should call 1-866-732-VOTE (8683) from a touch tone phone, or if the Shareholder is outside of North America, the Shareholder should call 1-312-588-4290. To vote using the internet, a Shareholder should access www.investorvote.com. To vote by telephone or internet, the Shareholder will need to provide the control number noted on the applicable proxy. For further information on voting by telephone or by internet, see the proxy accompanying this Circular.

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it with an instrument in writing executed by him or his attorney authorised in writing by depositing such instrument: (i) at our registered office at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9 at any time up to and including the last business day preceding the day of the Meeting, (ii) with Computershare Investor Services Inc. at the address provided under "Appointment of Proxies" at any time up to and including the last business day preceding the day of the Meeting; (iii) with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment of the Meeting; (iv) by the Shareholder personally attending at the Meeting and voting the Common Shares represented by the proxy; or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting such securities; or (v) in any other manner permitted by law.

Exercise of Discretion by Proxyholders

The persons named in the form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them.

In the absence of such specification, the proxy holder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR the appointment of auditors at such remuneration as may be determined by the Board of Directors, as set forth in this Circular.

The form of proxy also confers discretionary authority upon the persons named in the proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting.  As of the date hereof, the management of InterOil knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

RECORD DATE AND ENTITLEMENT TO VOTE

In accordance with the Business Corporations Act (Yukon) ("YBCA"), each holder of record of our Common Shares as at May 11, 2012, the record date, will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting. To the extent that a holder has transferred any Common Shares after the record date and the transferee of such Common Shares establishes ownership of such shares and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee, and not the Shareholder of record as of May 11, 2012, will be entitled to vote such Common Shares at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own names (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of InterOil as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's own name on the records of InterOil. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Institution, Inc ("Broadridge"). Broadridge typically prepares a machine-readable voting instruction form, mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone number to vote their Common Shares or access Broadridge's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxy holder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, the accompanying proxy, and the Notice are to Registered Shareholders unless specifically stated otherwise.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

On May 4, 2012, we had 48,174,571 Common Shares issued and outstanding. To the knowledge of our directors and executive officers and based in part upon filings made by shareholders on schedules 13G with the United States’ Securities and Exchange Commission, as of May 4, 2012, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding Common Shares:

Name and Address	Number of Common Shares	Percentage of Common Shares

Capital Research Global Investors 333 South Hope Street Los Angeles, California, 90071 USA	5,750,445	11.94%

Wells Fargo & Company 420 Montgomery Street San Francisco, California, 94104 USA	6,729,113	13.97%

Richard Chandler Capital Corporation 46-01 UOB Plaza 1, 80 Raffles Place Singapore 048624	4,914,649	10.20%

BUSINESS OF THE MEETING

Presentation of the 2011 Financial Statements

InterOil's audited consolidated financial statements for the fiscal year ended December 31, 2011, together with the Auditors’ report on those statements, have been forwarded to Shareholders. At the Meeting, Shareholders will receive and consider the financial statements with no formal action being taken to approve these as the requirements of the YBCA will have been met with the advance circulation of such financial statements. If any Shareholders have questions with respect to such financial statements, the questions may be brought forward at the Meeting.

Election of Directors

Our Articles of Continuance provide that we must have a minimum of three and a maximum of fifteen directors as determined by a resolution of our board of directors (the "Board"). The number of directors is presently six. Directors elected at the meeting will serve until the next annual meeting of Shareholders or, if earlier, until they resign, are removed or are disqualified. The current term of office of each of the nominees as our directors will expire at the Meeting.

The Board has set the number of directors to be elected at the meeting at six. Management of InterOil proposes to nominate Phil Mulacek, Christian Vinson, Roger Grundy, Gaylen Byker, Roger Lewis and Ford Nicholson, each of whom is currently a director.

InterOil has adopted individual director voting and voting for the election of the nominated directors will be conducted on an individual, and not slate, basis. Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the election as directors of InterOil the nominees whose names are set forth below.

The following table sets forth information with respect to all persons nominated for election as directors, as provided by those directors individually. The information includes the names, province, state or county, and country of residence of the person nominated for election as directors, the number of securities of the Corporation beneficially owned, controlled or directed, directly or indirectly, as at May 4, 2012, the offices held by each in the Corporation, the period served as director and the principal occupation for the past five years of each.

Notes:

Name, Place of Residence and position with the Corporation	Principal Occupation	Director Since	Number of Common Shares, Stock Options & Restricted Stock Units Beneficially Owned, Controlled or Directed, directly or indirectly
Phil E. Mulacek Texas, USA Chairman of the Board, Director and Chief Executive Officer	Chief Executive Officer of InterOil	May 29, 1997	3,853,398 shares(1) 245,000 options 7,444 RSUs

Christian M. Vinson Port Moresby, Papua New Guinea Director, and Executive Vice President Corporate Development & Government Affairs	Executive Vice President Corporate Development & Government Affairs of InterOil	May 29, 1997	18,971 shares 116,667 options 3,970 RSUs

Roger N. Grundy (3) Derbyshire, United Kingdom Director	Managing Director of Breckland Ltd., a UK-based engineering consulting firm. Consultant to the oil, gas and petrochemical industries.	May 29, 1997	145,970 shares 45,000 options 3,851 RSUs

Gaylen J. Byker (3)(4) Michigan, USA Director	President of Calvin College, a liberal arts college in Grand Rapids, Michigan	May 29, 1997	701,407 shares(2) 45,000 options 3,851 RSUs

Roger Lewis(3) Western Australia, Australia Director	Professional director	November 26, 2008	15,631 shares 18,160 options 3,851 RSUs

Ford Nicholson (4) (5) British Columbia, Canada Director	President of Kepis & Pobe Investments Inc. (private investment company)	June 22, 2010	30,458 shares 3,851 RSUs

(1)	Includes 211,270 Common Shares held by Petroleum Independent and Exploration Corporation, a corporation owned and controlled by Mr. Mulacek and 2,015,245 Common Shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek.
(2)	Includes 14,565 Common Shares held by Asia Pacific Refinery Investment, Inc. ("APRI") which company is owned and controlled by Dr. Byker.
(3)	Each of Dr. Byker and Mr. Lewis is a member of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.
(4)	Each of Mr. Grundy, Mr. Nicholson and Dr. Byker is a member of the Reserves Committee.
(5)	Mr. Nicholson is a member of the Audit Committee.

Additional information regarding the background of each of the nominees is contained in our Annual Information Form for the year ended December 31, 2011 dated March 16, 2012, a copy of which is available at www.sedar.com.

Appointment of Auditor

The Board (upon recommendation of the Audit Committee) recommends that PricewaterhouseCoopers, Chartered Accountants, the incumbent auditors first appointed on June 6, 2005, be appointed as our auditors to hold office until the next annual meeting of shareholders.

Unless otherwise directed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of Shareholders and to authorize the directors to fix their remuneration.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The role of the Compensation Committee is to; (i) discharge the Board’s responsibilities relating to fair and competitive compensation of InterOil's chief executive officer, senior executives and directors; (ii) review and approve an annual report on executive compensation for inclusion in the management information circular for the annual meeting of Shareholders; and (iii) administer, approve and evaluate the director and officer compensation plans, policies and programs, including the Stock Plan. The responsibilities of the Compensation Committee are set forth in detail at Appendix "A" to this Circular. The Compensation Committee's role, composition, duties and responsibilities are set forth in its Charter which was approved by our Board and is available on our website at www.interoil.com.

Members of the Compensation Committee during the financial year ended December 31, 2011 were Dr. Gaylen Byker (Chair) and Mr. Roger Lewis, each of whom is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"). The members of the Compensation Committee have skills and experience relevant to their responsibilities. Both have held senior leadership positions in other organisations, (particularly as President of Calvin College in the case of Dr Byker and as Group Financial Controller of Woodside Energy Limited in the case of Mr Lewis) in which they have set, managed and implemented compensation policies and practices. Following the retirement of Mr Edward Speal from the Board and its Compensation Committee in June 2010 and following reflection upon the composition of the Board and its various committees, the Board resolved that the minimum and actual number of members of the Compensation Committee be reduced to two. During 2011, all material compensation matters were reviewed and approved by the Compensation Committee.

Our executive compensation program is designed to be competitive with other companies in the oil and gas business, particularly those we view as competitors for business, employee talent, and shareholder investments. For certain executives, we also need to remain competitive more broadly as their skills and expertise are not industry-specific. We also recognize the need to provide compensation that encourages performance and focuses on Shareholder value. The facts that our Corporation is in a development phase and operating in Papua New Guinea have been significant factors in determining our approach to compensating senior management.

A review of the Corporation’s compensation policy and approach for executive officers was undertaken under the supervision of the Compensation Committee in late 2010. This was reaffirmed and refined by the Corporation under the supervision of the Compensation Committee in early 2011. During 2009, the Compensation Committee and Board reviewed and renewed InterOil’s stock incentive plan, adopted the 2009 Stock Incentive Plan (the “Stock Plan”), and considered a policy for the grants of stock incentives to employees. The Stock Plan was approved by Shareholders at the Shareholders’ meeting held on June 19, 2009. The Compensation Committee and the Board also considered the use of restricted stock units as long term incentives for employees. The Compensation Committee also undertook reviews of the remuneration paid to non-executive directors during 2010 and, separately, executive directors during 2011. As a result of those reviews, changes were made to the compensation of non-executive directors in 2010 and the Chief Executive Officer in 2011.

Elements of InterOil’s Compensation Program

Our compensation package for senior executives is comprised of three main elements: base salaries, annual incentives (or bonuses) and long term incentives provided as stock options to acquire Common Shares, or restricted stock units convertible into Common Shares, pursuant to our Stock Plan.

We generally benchmark our compensation program for our employees with our peers every two-years. A review is undertaken of the appropriate peer groups on each occasion, and differing peer groups are employed for United States-based directors and executive officers and Australian-based directors and executive officers. In 2010, the Compensation Committee retained the Hay Group to review the remuneration paid to each of the Company’s executive officers, undertake market comparisons and make recommendations. This work was completed in September of that year and it has not been considered necessary to update it during 2011. Market comparisons sourced by Hay Group employed published data from 15 mid-sized, US-based oil and gas industry companies, some of which had operations in remote foreign locations, In addition, data from the Hay Group’s executive remuneration database for US and Australian companies of comparable size ranges in the oil and gas, energy, utilities and resources sectors was employed, including Duke Energy, Schlumberger, and Pacific Gas & Electric from the United States and AGL Energy Limited, Woodside Energy Limited and Oz Minerals Limited from Australia. We have endeavoured to ensure that we are able to attract and retain competent professionals for critical senior roles. Stock incentive grants have been used as a means to attract and retain these executives. We have also placed significant emphasis on stock-based compensation in order to align management's interest with our Shareholders. Each year, the Compensation Committee determines the amount, if any, and proportion of each type of long-term incentive for each director, officer and key employee. Based on advice obtained from Hay Group during the reviews undertaken in 2010 and compensation with our peers, increased (although not exclusive) use is being made of restricted stock units rather than stock options for this purpose. This change also recognises the Company’s increased market capitalization and stability.

Base Salaries

Base salaries are designed to be at competitive levels and, when combined with the other components of the compensation program, are set to attract and retain suitably qualified and able executives and managers. Base salaries are generally set as near as possible to the mid-point of our benchmarked comparator group. In some instances, the market for certain senior professionals has required divergence from that to salaries within the upper quartile of the comparator group in order to secure their retention.

Annual Incentives

During the 2011 year, cash bonuses totalling US$1,640,772 were paid to or earned by “named executive officers” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) listed in the summary compensation table below. The increase in the aggregate amount of cash bonuses in 2011in comparison with prior years reflects the payment of a single substantial first time cash bonus to our Chief Executive Officer, while cash bonuses to other Named Executive Officers remained in line with previous years. Some of the factors considered by the Compensation Committee when determining the Chief Executive Officer’s cash bonus in 2011 included the success in securing heads of agreement in respect of a high proportion of the liquid natural gas (“LNG”) offtake requirements to support the Company’s LNG project, and work developing infrastructure for that project and to monetize the Company’s gas and condensate resources.  A portion of this bonus amount also recognized the absence of cash bonuses and relatively low salary paid to the Chief Executive Officer in past years. Cash bonuses are employed as a means of allowing our executive officers and other managers and more senior employees to earn up to the upper quartiles of the comparator groups in the event that the Company’s overall financial status and operating performance is determined to warrant it. In the case of executive officers and senior managers, such determination is undertaken on a subjective basis and overseen by the Compensation Committee.

Long-Term Incentives

Long-term incentive compensation provides a reward for business success in future years and, is linked to shareholders' interests. We believe that the provision of equity incentives for our senior management and more senior employees is an essential feature of our compensation program. We grant long-term incentives periodically to promote alignment of management interests with that of shareholders and assist with the attraction and retention of key, well-performing executives. This type of award may consist of restricted stock, stock options or other equity or performance-based compensation, all of which are granted pursuant to the Stock Plan. In past years, stock options have primarily been employed although restricted stock units are being used increasingly following a review undertaken during 2010 and a comparison with market norms. Each year, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each officer and for key senior employees. During 2011, the process employed for the calculation and grant of equity incentives for senior employees on an annual basis was also extended to executive officers. While stock options are not generally being granted under this annual performance review, they are still considered an appropriate incentive tool when attracting new executives and are intended to continue to be employed in other instances from time to time.

The Compensation Committee generally subjects stock incentive grants to a vesting schedule. Vesting generally occurs between one and three years from grant and is in some cases, in the case of stock options, subject to the satisfaction of defined performance-related conditions generally relating to attainment of final investment decisions by the Company in either the condensate stripping project or LNG project being developed and/or to delivery of commercial cargoes of condensate or liquid natural gas. In the case of options, the exercise price is established as the fair market value of our Common Shares on the date the options are granted, in accordance with the provisions of the Stock Plan, which in turn have been derived from applicable market rules of the New York Stock Exchange. In the case of restricted stock, the number of units is established by reference to that fair market value of our Common Shares on the date of grant. To determine the amount of stock incentive awards, the Compensation Committee considers the fact that stock incentives constitute a portion of the compensation package that we use to attract and retain qualified executives, the employee’s performance during the past year, as well as the employee's ability to influence our future performance. The Compensation Committee also takes into account the number of outstanding and unvested awards held, as well as the size of previous awards made to both the intended executive or employee and their peers. The number of stock incentives granted is designed to give rise to a total annual remuneration, including this long term incentive component, which places the relevant officers and executive employees in the upper quartile of the comparator group. During 2011, we awarded options to purchase a total of 110,000 Common Shares and restricted stock units convertible into 97,069 Common Shares throughout the Corporation, of which restricted stock units convertible into 24,627 Common Shares were granted to Named Executive Officers and directors. By their nature, stock options only have value to those receiving them if the value of our Company grows. Restricted stock units, which are generally granted in much smaller numbers recognising their higher value, have increasing value as the value of the Company grows. The difference between the number of restricted stock units and stock options to be granted to a particular employee will be less however, if the volatility of the Company’s stock price is higher.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating his performance in light of those goals and objectives. The Compensation Committee reviewed our Chief Executive Officer’s annual base salary, as well as parameters for his cash-based bonus, and stock incentive grants in June 2010. However, while certain changes were recommended and certain long term equity incentives granted, changes to salary and bonus parameters were not adopted until July 2011. This review process encompassed a number of factors, both quantitative and qualitative. The process included consideration of our performance; the value of similar incentive awards to chief executive officers of comparable companies and to the awards given to the Chief Executive Officer in past years, so that a compensation program can be monitored for the Chief Executive Officer at a fair and competitive level, consistent with our Company's best interests. Following the 2010 review of compensation paid to the Chief Executive Officer, it was resolved that director’s fees would no longer be payable to him and he would no longer participate in stock incentive grants made to directors. A stock incentive grant was made to the Chief Executive Officer (and on equivalent terms to the Executive Vice President ) in June 2010, comprised of both performance-based stock options and restricted stock units. The restricted stock units granted vest in equal proportions one and two years from the date of grant and are subject to continued employment. Vesting of the stock options is conditional upon the occurrence of a positive final investment decision in the Company’s LNG Project involving the development of gas liquefaction facilities to allow for the export and sale of liquid natural gas, when all licences, permits, approvals, contracts, financings, and design work have been completed and by which all relevant parties have formally approved the implementation of our LNG project. Vesting is also conditional upon continuing employment.

The Compensation Committee is also responsible for reviewing and approving all elements of compensation paid to the Company’s other Named Executive Officers, and other senior management employees. The Committee undertakes this review in consultation with the Chief Executive Officer supported by recommendations from the General Manager, Human Resources. A detailed review of the compensation paid to the Named Executive Officers, employing the services of the Hay Group to help benchmark against relevant peers and practices, was concluded in 2010. The detailed review yielded more substantial changes, in line with appropriate market comparators, to be applied in future executive agreements. Compensation for the other named executive officers not holding positions on the Board were limited to minor indexation increases and cash-based performance bonuses in accordance with specific employment contract terms in 2011. A grant of restricted stock units was made during 2011 to the three named executive officers who had not received grants during 2010.

COMPENSATION CONSULTANT

The Compensation Committee engaged an independent compensation consultant, Hay Group, to provide advice on compensation matters relevant for non-executive directors and, separately, executive officers. The Hay Group’s Toronto office was originally engaged in 2008 to provide assistance to the Compensation Committee for a review of the compensation of non-executive directors. However, a further round of substantive work commenced early in 2010 when Hay Group was commissioned to provide advice on:

·	The composition of an appropriate peer group of comparator companies;

·	Competitive and governance issues relevant to compensating non-executive directors;

·	Compensation practices and levels practiced by the Company’s peers; and

·	Recommended compensation components and remuneration ranges proposed by the Compensation Committee.

This work was completed in May 2010 and led to revisions to the compensation paid to non-executive directors being adopted by the Board in June of that year.

Also in 2010 and 2011, the Compensation Committee again engaged Hay Group, primarily through its Sydney office, to undertake a comprehensive benchmark analysis of remuneration of the Company’s executive officers against a peer group including entities in both North America and Australia.

The objective of the study was to support the appropriateness and competitiveness of remuneration recommendations by management to the Committee for the five Named Executive Officers, including:

·	Developing a structured role classification and reward benchmarking framework;

·	Providing assistance for the establishment of a consistent methodology for providing and comparing peer data from different geographies in order to support remuneration recommendations and decisions; and

·	Providing advice to assist in ensuring that executive compensation is externally competitive and internally equitable.

Other services provided by Hay Group to the Company’s human resources management group have consisted of various recruitment activities for several positions based in Singapore, some Australian-based recruitment activities under retainer and provision of a survey of remuneration paid within the resources industry in Papua New Guinea. These activities were neither pre-approved nor supervised by the Compensation Committee. To the extent management of the Company wishes to engage Hay Group to provide other services, neither the Compensation Committee nor the Board would be required to pre-approve such other services.

Executive compensation – related fees

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management, industry compensation surveys and publicly available executive compensation data, as well as the information and recommendations provided by Hay Group.

For the year ended December 31, 2010, fees paid to Hay Group for services associated with the determination of compensation for the Company’s directors and executive officers totalled $57,453. Such fees totalled $17,358 in 2011.

All other fees

Total fees paid to Hay Group for all other services, including provision of surveys, recruitment activities and provision of contract staff amounted to $228,837 for the year ended December 31, 2010. Such fees totalled $254,190 in 2011.

Hedging

Under our Insider Trading Policy, employees (including Named Executive Officers and directors) are prohibited from engaging in any short selling activities and from transacting in put or call options of any kind in relation to the Company’s securities. Compliance with this policy is overseen by the Compensation Committee. None of our Named Executive Officers or directors purchased or had in place any financial instruments in relation to any of the Company’s securities in 2011.

Risks of Compensation Policies and Practices

The Board and the Compensation Committee have not formally considered the implication of the risks associated with the Corporation's compensation policies and practices. The Corporation's compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability. The discretionary nature of the awards under the Stock Plan are significant elements of the Corporation's compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Corporation's best interests. The Company does not establish performance goals that would encourage short term goals at the expense of long term goals.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid during the financial years ended December 31, 2011, 2010 and 2009, to each of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers at December 31, 2011 whose total compensation was, individually, more than CDN$150,000 for the financial year ended December 31, 2011 (collectively, the "Named Executive Officers"). All amounts were paid in US dollars unless otherwise disclosed.

InterOil does not have a pension plan.

Name and principal position	Year	Salary ($)	Option based awards(1) ($)	Share-based Awards(2) ($)	Non-equity incentive plan compensation ($) Annual incentive plans		All other compensation ($)		Total compensation ($)
Phil E. Mulacek	2011	887,776	-	-	1,200,000		165,254	(3)	2,253,030
Chairman, and Chief	2010	589,847	7,141,505	785,491	-		159,000		8,675,843
Executive Officer	2009	600,000	255,437	-	-		168,000		1,023,437

Collin F. Visaggio(4)	2011	492,855	-	240,023	120,761	(6)	52,508	(5)	906,147
Chief Financial Officer	2010	415,614	-	-	82,755		44,729		543,098
	2009	336,557	-	-	95,028		47,584		479,169

Christian Vinson	2011	381,919	-	-	-		-		381,919
Director &	2010	381,443	3,570,753	418,967	-		-		4,371,163
Executive Vice	2009	350,000	255,437	-	-		-		605,437
President

William Jasper III	2011	276,875	-	210,020	199,250		-		686,145
President and Chief	2010	263,125	-	-	202,500		-		465,625
Operating Officer	2009	250,000	794,733	-	182,500		-		1,227,223

Mark A. Laurie(4)	2011	412,909	-	240,023	120,761	(6)	39,879	(5)	813,572
General Counsel &	2010	378,544	-	-	82,755		38,774		500,073
Corporate Secretary	2009	285,084	-	-	95,028		45,120		425,232

Notes:

(1)	The Corporation has calculated the grant date fair value of the Options granted to Named Executive Officers using the Black-Scholes-Merton model. The Corporation chose the Black-Scholes-Merton model because it is recognized as the most common methodology used for valuing Options and doing value comparisons. There were no differences noted between the grant date fair value and accounting fair value for Share-based and option-based awards noted in the above table. The grant date fair value is calculated using the Black -Scholes-Merton model based on the following assumptions (no Options having been granted to Named Executive Officers during 2011):

Year	Period	Risk free interest rate (%)	Dividend Yield	Volatility (%)	Weighted average expected life for options

2010	Jul 1 to Dec 31	0.8	-	86	5.0
2010	Jan 1 to Jun 30	1.2	-	86	5.0
2009	Oct 1 to Dec 31	1.5	-	89	6.0
2009	Jul 1 to Sep 30	1.7	-	83	3.0
2009	Apr 1 to Jun 30	1.4	-	83	5.0
2009	Jan 1 to Mar 31	1.1	-	83	5.0

(2)	Grants of restricted stock units are valued on the basis of the fair value of the Company’s common stock, as defined in the Stock Plan as the average of the opening and closing prices quoted on the New York Stock Exchange on the date of grant.
(3)	The amount in 2011 consisted of housing and travel allowances paid in cash, together with $75,000 in management fees paid to Petroleum and Independent Exploration Corporation as the general manager of S.P. InterOil, LDC. See “Management Contracts”. The amount in 2010 included $9,000 directors’ fees paid until June 30, 2010 when payment of such fees to executive directors ceased and $150,000 in management fees. In 2009, $18,000 in directors’ fees and $150,000 in management fees were paid.
(4)	The cash-based compensation of Australian-based employees is paid in Australian dollars (“AU$”). Amounts for 2011 have been converted into US dollars at an exchange rate of 0.9937, being the average rate quoted by OANDA for that year. Amounts for 2010 have been converted into US dollars at an exchange rate of 0.9195, being the average rate quoted by OANDA for 2010. Amounts for 2009 have been converted into US dollars at an exchange rate of 0.7919, being the average rate quoted by OANDA for the 2009 year.
(5)	Statutory superannuation contributions made to Australian-based employees mandated by Australian law.
(6)	As a result of an overpayment made by the Company in error in 2010, actual payments to Messrs Visaggio and Laurie as cash–based incentives in 2011 were less than presented in the table due to offsets made to recover the amounts. The overpayment was fully recovered in respect of Mr Laurie in 2011. At the end of 2011, AU$60,000 remained to be recovered by way of offsets against payments to be made by the Company to Mr Visaggio during 2012, of which AU$30,000 has been offset to date.

Incentive Plan Awards

Outstanding Awards

The following table sets forth information regarding all share/option-based awards outstanding as at December 31, 2011 for each Named Executive Officer.

Option-based Awards						Share-based Awards(2)
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	No. of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Phil E. Mulacek
	2007	15,000	43.22	24/06/12	118,650
	2008	30,000	33.82	22/06/13	519,300
	2010	200,000	52.76	21/06/15	3,862,000	7,444	380,612
Collin F. Visaggio
	2008	30,000	33.82	22/06/13	519,300
	2008	225,000	9.80	25/11/13	9,299,250
	2011					3,208	164,025
Christian Vinson
	2008	16,667	33.82	22/06/13	288,506
	2010	100,000	52.76	21/06/15	-	3,970	202,986
William J. Jasper III
	2008	30,000	33.82	22/06/13	519,300
	2008	37,500	29.39	18/09/12	815,250
	2009	37,500	39.29	22/09/12	444,000
	2011					2,807	143,522
Mark A. Laurie
	2007	30,000	39.76	19/06/12	341,100
	2008	30,000	33.82	22/06/13	519,300
	2008	75,000	9.80	25/11/13	3,099,750
	2011					3,208	164,025

Note:

(1)	The closing price for the Corporation’s Common Shares quoted on the New York Stock Exchange on 31 December 2011, which forms the basis for this calculation, was US$53.13. Some of the options identified above for which values are quoted had not vested and were not able to be exercised as at December 31, 2011.
(2)	The only share based awards granted by the Corporation consist of restricted stock units or RSU’s. All RSU’s granted by the Corporation are distributed as Common Shares as soon as practicable after the vesting date has occurred such that there are no share based awards not paid out or distributed and the value of vested share based awards not paid out or distributed is nil.

The following table sets forth the dollar value that would have been realized if options or restricted stock units held by the Named Executive Officers had been exercised on the vesting date.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)
Phil E. Mulacek	295,500	395,276
Collin F. Visaggio	3,635,000	-

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)
Christian Vinson	164,160	210,860
William Jasper III	197,000	-
Mark A. Laurie	1,903,600	-

Note:

(1)	The market price employed in this calculation is the closing price of the Common Shares on the New York Stock Exchange on the vesting date. The exercise or grant price is subtracted from this and the net amount multiplied by the number of Common Shares under the vested option.
(2)	The market price employed in this calculation is the closing price of the Common Shares on the New York Stock Exchange on the vesting date.

Stock Plan

The 2009 Stock Incentive Plan (the "Stock Plan") was adopted and approved by Shareholders at the annual and special meeting of Shareholders held on June 19, 2009. The purpose of the Stock Plan is to foster and promote the long-term financial success of the Corporation and to increase shareholder value by: (a) encouraging the commitment of selected key employees, consultants and outside directors, (b) motivating superior performance of key employees, consultants and outside directors by means of long-term incentives, (c) encouraging and providing key employees, consultants and outside directors with a program for obtaining ownership interests in the Corporation that link and align their personal interests to those of the Shareholders, (d) attracting and retaining key employees, consultants and outside directors by providing competitive compensation opportunities, and (e) enabling key employees and outside directors to share in the long-term growth and success of the Corporation.

The Stock Plan permits the Compensation Committee to grant incentive awards to outside directors, employees and to certain consultants, which awards include non-statutory stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock-based awards and other stock-based awards, as well as supplemental payments with respect thereto. Some of the incentive rights may require the satisfaction of performance-based criteria in order to be payable to participants. Such rights are an important component of the total compensation package offered to employees and to consultants, reflecting the emphasis that InterOil places on motivating and rewarding superior results with long-term, performance-based incentives.

The maximum number of Common Shares reserved for issuance issued under the Stock Plan is set at 2,000,000 Common Shares. A maximum of 500,000 Common Shares may be issued upon exercise of incentive stock options. Any Common Shares subject to an award under the Stock Plan that are forfeited, cancelled, returned to InterOil for failure to satisfy conditions or otherwise terminated without an issuance of (including payment of an option price by withholding shares) Common Shares will not be counted against the maximum share limitations of the Stock Plan and may again be used for awards under the Stock Plan. The maximum aggregate number of shares attributable to incentive awards that may be granted or may vest in any calendar year pursuant to any incentive award for a named executive officer is 300,000 and the maximum cash payout in any calendar year which may be made to such officer is US$5 million.

The Stock Plan is administered by the Compensation Committee. Subject to the terms of the Stock Plan, the Compensation Committee has the power to select the persons eligible to receive incentive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards. The Compensation Committee has the authority to interpret the Stock Plan and establish, amend or waive rules necessary or appropriate for the administration of the Stock Plan.

No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than 10% of the outstanding Common Shares, five years from the date of grant.

Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order. However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by immediate family members.

Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the Stock Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable and deemed earned in full and payable as of the day immediately preceding the change in control.

Under the Stock Plan, InterOil may issue Common Shares from treasury or purchase Common Shares on the open market or otherwise.

The Board has the power and authority to terminate or amend the Stock Plan at any time; provided, however, the Board may not, without the approval of Shareholders: (i) other than as a result of a dilutive event, increase the maximum number of Common Shares which may be issued under the Stock Plan; (ii) amend the requirements as to the class of employees eligible to purchase Common Shares under the Stock Plan; (iii) extend the term of the Stock Plan; (iv) increase the maximum limits on awards to covered employees as set for compliance with the performance-based exception provisions of the Stock Plan; or (v) decrease the authority granted to the Compensation Committee under the Stock Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934. In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which the Common Shares is then listed or quoted, or the United States Internal Revenue Code or regulations promulgated thereunder, require Shareholder approval in order to maintain compliance with such listing requirements or to maintain any favourable tax advantages or qualifications, then the Stock Plan shall not be amended without Shareholder approval. No amendment to the Stock Plan may adversely affect any rights of a holder of an outstanding award under the Stock Plan without such holder's consent.

Unless otherwise provided by the Compensation Committee in the award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (i) if a participant's employment is terminated for any reason other than as a result death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set forth in the applicable award agreement or 90 days after the date of termination of employment; (ii) in the event of the termination of participant's employment for cause, all vested awards immediately expire; (iii) upon a participant's retirement, any vested award shall expire on the earlier of the expiration date set forth in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options); and (iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant's death or disability.

Stock Options

The Compensation Committee may grant "non-statutory stock options" and "incentive stock options"; however, incentive stock options may only be granted to employees. The aggregate "Fair Market Value" (as defined below) of the Common Shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000. Historically, the Company has only granted non-statutory stock options. The exercise price under a stock option shall not be less than the Fair Market Value per share on the date of grant. "Fair Market Value" is defined as the average of the opening and closing prices of a Common Share on the date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Common Share as reported on the New York Stock Exchange.

The exercise price for Common Shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of Common Shares with a Fair Market Value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a "cashless exercise'' arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

Stock Appreciation Rights ("SARs")

A SAR provides the holder with the right to receive a payment in Common Shares equal to the excess of the Fair Market Value of a specified number of Common Shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or greater than the Fair Market Value of the Common Shares on the date of the grant of the SAR. SARs are subject to the terms as the Compensation Committee may specify and may not generally be exercisable prior to six months from the date of grant.

Restricted Stock

An award of restricted stock is an award of Common Shares that is subject to restrictions or limitations as set forth in the Stock Plan and in the related award agreement. Restrictions may include the time or times within which such award may be subject to forfeiture and any performance goals which must be met. Except for the right to vote the Commons Shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitations set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a Shareholder, including, if provided in the applicable award agreement, the right to receive any dividends thereon. Unless otherwise provided in an award agreement, upon the termination of a participant's employment, the non-vested portions of all outstanding awards will terminate immediately.

Other Stock-Based Awards

The Compensation Committee may grant other stock-based awards, which include awards payable in Common Shares (that are not subject to restrictions), restricted stock units, Common Shares awarded subject to the satisfaction of specified performance criteria, convertible or exchangeable debentures, other rights convertible into Common Shares and incentive awards valued by reference to performance criteria, which awards are payable in cash or Common Shares.

Retirement Plan Benefits

InterOil has not adopted any retirement plan, pension plan or deferred compensation plan.

Disclosure of Termination and Change of Control Benefits

Termination and change of control payments are provided for in employment agreements with each of the Chief Executive Officer, President & Chief Operating Officer, Chief Financial Officer and General Counsel & Corporate Secretary. These provisions were negotiated with those officers as important requirements for their attraction to and/or retention by the Company. The triggers for their application and the amounts payable in the event they are activated were determined by negotiation and having regard to market norms for executives of their level at the time. Key elements are summarized as follows:

Phil Mulacek – Chief Executive Officer

In February 2012, we entered into an employment agreement with Phil Mulacek as Chief Executive Officer. No contract had previously been in existence governing our employment relationship with Mr Mulacek. The employment contract provides for an initial three year term and for automatic one year extensions thereafter in the absence of notice of termination from the Company.

In the event that during the term of employment Mr. Mulacek's employment is (i) terminated by us except for "Cause" before or after a “Change of Control”; (ii) terminated due to "Disability"; (iii) terminated by him for "Good Reason"; or (iv) terminated within 3 years following a “Change of Control” of the Corporation, then Mr. Mulacek will be entitled to be paid, in the aggregate and within 30 days, (a) a lump sum amount equal to $3,600,000, (b) all accrued and unused annual leave which leave shall have accrued at the rate of 60 days per year from the commencement of the employment agreement, (c) an amount equivalent to 365 days’ paid annual leave as a “Foundation Leave Benefit”, and (d) an annual bonus amount equivalent to 50% of Mr Mulacek’s base salary pro-rated from the commencement of the calendar year until the date of termination.

Payments are subject to certain conditions including, (i) provision by Mr Mulacek of a general release to the Corporation in an agreed form within 21 days of termination, (ii) not competing with the Company’s business or soliciting its employees for 90 days after such termination, and (iii) maintaining confidentiality of the Corporation’s “Confidential Information”.

In the event of Mr Mulacek’s death during his employment, his estate beneficiaries will be entitled to receive a lump sum payment of $3,600,000, together with any other accrued and unpaid benefits existing at his death.

We are permitted to terminate Mr. Mulacek's employment contract for "Cause". Cause includes wilful neglect or misconduct resulting in material damage to the Corporation, wilful and repeated refusal or failure to perform or wilful disregard of his duties, conviction of any felony, acts of fraud, embezzlement or misappropriation, conviction for discrimination against or harassment of any employee, or breach of the covenants in the agreement.

William Jasper III – President & Chief Operating Officer

On September 18, 2006, we entered into an initial three year employment contract with William Jasper as President and Chief Operating Officer.

In the event that during the term of employment Mr. Jasper's employment is; (i) terminated by us except for "Cause"; (ii) terminated due to "Disability" or "Retirement"; (iii) terminated by him for "Good Reason"; or (iv) terminated within 30 days of a “Change of Control” of the Corporation, then Mr. Jasper will be entitled to be paid, in the aggregate, as additional compensation an amount equal to $250,000, in any such event under (i), (ii) or (iii), or two and one-half times his current base salary and annual bonus, as a result of a termination by Mr. Jasper under clause (iv) (the "Additional Payment").

We are required to pay Mr. Jasper the Additional Payment in a cash lump sum, net of applicable withholdings, not later than sixty calendar days following the date of termination. If Mr. Jasper terminates his employment as a result of a Change of Control under (iv) above, his contract provided that all options that have been granted to him will immediately vest and will be exercisable for a period of 60 days. This provision is subject to the provisions of the Stock Plan.

We are permitted to terminate Mr. Jasper's employment contract for "Cause". Cause includes conviction of an offence involving pecuniary dishonesty or sentencing to any period of imprisonment, acts of fraud or misappropriation, engagement in any material activity which directly competes with the business of InterOil or by failure to cure a breach of the agreement within a reasonable time.

Collin Visaggio – Chief Financial Officer

Under the terms of Mr. Visaggio’s employment contract he is entitled to receive payment of a certain amount in the event of a change of control of the Corporation and when, as a result of that change of control, there is a “material change”. Material change means; (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country, subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions are met and notice of termination of employment is given by either Mr. Visaggio or InterOil, he is to be paid, within 3 months, an amount equal to nine months of his annual base salary, together with an amount equal to the maximum annual incentive bonus payable to him for that year. Such payment is net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly-owned subsidiary of the Corporation.

The payment is subject to certain conditions, including resigning immediately from office as a director or officer of all InterOil companies and maintaining confidentiality obligations.

Mark Laurie – General Counsel and Company Secretary

Under the terms of Mr. Laurie’s employment contract he is entitled to receive payment of a certain amount in the event of a “change of control” of the Corporation and when, as a result of that change of control, there is a “material change”. Material change means; (i) a substantial reduction in base salary; (ii) termination of office other than for cause; (iii) significant diminution in status or role by reason of the change of control (other than where the opportunity to be reassigned to another role for which he is reasonably suited by experience, training and qualifications which would not involve such a diminution is declined); (iv) geographic relocation to another State or Territory of Australia, or to another country, subsequent to a change of control occurring; or (v) any other change which would constitute conduct entitling it to be accepted as repudiation by the Corporation of the contract.

In the event that the threshold conditions are met and notice of termination of employment is given by either Mr. Laurie or InterOil, he is to be paid, within 3 months the amount equal to nine months of his annual base salary, plus one additional month for each year of service, together with an amount equal to the maximum annual incentive bonus payable to him for that year. Such payment is net of applicable taxes and to be made by InterOil Australia Pty Ltd, a wholly owned subsidiary of the Corporation.

The payment is subject to certain conditions including resigning immediately from office as a director or officer of any InterOil company and maintaining confidentiality obligations.

The following table sets forth estimates of the incremental amounts payable to each of the Named Executive Officers upon the specified termination events, assuming that each such event took place on December 31, 2011. All amounts are in US dollars.

Payments upon termination of employment upon change of control of InterOil

	Salary	Annual Bonus	Other Employee Benefits	Value of Stock Options (1)	Value of Restricted Stock Units (1)	Total Incremental Obligation
Phil Mulacek(2)	-	-	-	637,950	380,612	1,018,562

Collin Visaggio(3)	381,602	122,113	34,344	9,818,550	164,025	10,520,634

Christian Vinson	-	-	-	288,506	202,986	491,492

William Jasper	700,000	275,000	-	1,778,550	143,522	2,897,072

Mark Laurie (3)	463,010	122,113	41,671	3,960,150	164,025	4,750,969

_______________

Notes:

1.	The closing market price of $51.13 per share on December 31, 2011 was used to value the incremental payments for stock options and restricted stock units not previously vested and vesting as a result of a change of control. All unvested stock options vest immediately upon termination in the event of a change of control as defined and provided for in the Stock Plan. It has been assumed that all in-the-money options would be exercised at such time.
2.	Although Mr. Mulacek’s employment agreement provides for certain payments to be made to him in the event his employment is terminated upon change of control of InterOil, the agreement had not been entered into or become otherwise legally enforceable until February 2012. Hence, no amounts would have been payable pursuant to it if a triggering event took place on December 31, 2011.
3.	The cash-based compensation of Australian-based employees is paid in Australian dollars. Amounts for 2011 have been converted into US dollars at an exchange rate of 0.9827, being the rate quoted by OANDA for December 31, 2011.

Directors’ Compensation

The following table sets forth compensation provided to the directors of InterOil during the year ended December 31, 2011. Compensation paid to non-executive directors in 2011 consisted of fees and restricted stock units.

Name	Fees earned ($)	Share-based awards(1) ($)	Total Compensation $
Roger N. Grundy	52,500	200,021	252,521
Gaylen J. Byker	76,500	200,021	276,521
Roger F. Lewis	64,000	200,021	264,021
Ford Nicholson	57,500	200,021	257,521

Note:

(1)	All non-executive directors were granted restricted stock units, in connection with their duties as a director, to the value of $200,000 at the date of grant pursuant to the Stock Plan. Restricted stock units were granted to directors on June 22,2011. Grants of restricted stock units are valued on the basis of the fair value of the Company’s common stock, as defined in the Stock Plan as the average of the opening and closing prices quoted on the New York Stock Exchange, on the date of grant.

Until June 30, 2010 directors’ compensation was historically weighted towards equity-based stock option grants, consistent with the approach employed for executive officers and key employees, and the Corporation’s early development stage. The Compensation Committee retained the Hay Group to review the compensation paid to non-executive directors against a relevant comparator group (consisting of fifteen mid-sized, US-based oil and gas industry companies, some of which had operations in remote foreign locations), and to provide recommendations for InterOil. Work relating to this review was completed in mid-2010 and a number of changes recommended by the Compensation Committee and approved by the Board with effect from July 2010. The changes adopted at that time were:

(i)	retainers for all non-executive directors were increased from $18,000 to $50,000 per annum, payable quarterly, with the lead independent director to be paid a retainer of $65,000 per annum in recognition of the additional demands and workload associated with the position;

(ii)	additional retainers were to be paid to the chairs of certain Board standing committees as follows:
a.	Audit Committee - $5,000 per annum; and
b.	Compensation, Reserves committees - $2,500 per annum;

(iii)	meeting fees of $1,500 were to be paid to members of the Audit committee for attendances at meetings of that committee;

(iv)	grants of options to executive directors was to be discontinued; and

(v)	each non-executive director be granted annually restricted stock units to the value of $200,000 with such grants to be made annually in June with such stock units to vest the day prior to the Company’s next annual shareholders meeting.

The next review of compensation payable to non-executive directors is expected to be commissioned later in 2012.

Performance Graph

The following graph compares the yearly percentage change for the five years ended December 31, 2011 in the cumulative total shareholder return on our Common Shares against the cumulative total return for the S&P/TSX Composite Index and the S&P 1500 Index. The comparison of total return on an investment for each of the periods assumes that C$100 was invested on December 31, 2006 in our Common Shares, the S&P/TSX Composite Index, the S&P 1500 Index, and that all dividends were reinvested.

		Years Ended December 31,
		2006		2007		2008		2009		2010		2011
S&P/TSX Composite Index	C$	100.00	C$	107.16	C$	69.63	C$	91.00	C$	104.14	C$	92.61
S & P 1500 Index	C$	100.00	C$	103.60	C$	64.07	C$	79.65	C$	90.94	C$	90.70
InterOil	C$	100.00	C$	63.59	C$	45.39	C$	253.58	C$	237.93	C$	168.80

InterOil’s Common Shares currently trade on the New York Stock Exchange. The Common Shares ceased trading on the Toronto Stock Exchange on January 27, 2009. The Common Shares also traded on the American Stock Exchange until March 31, 2009 at which time the Common Shares commenced trading on the New York Stock Exchange. For the period from January 1, 2006 until January 27, 2009, share price data is sourced from the Toronto Stock Exchange, and for the period beginning January 1, 2009 to December 31, 2010, share pricing data sourced from the American Stock Exchange and New York Stock Exchange has been used, converted into Canadian dollars at the monthly exchange rate quoted by OANDA at the end of each month.

Cash-based remuneration for executive officers did not change materially until after reviews were undertaken for some executive officers in 2009 and others during 2010. For those executive officers remunerated in Australian dollars, costs to the Company increased noticeably from 2010 when the Australian dollar appreciated sharply against the US dollar. Stock incentive grants were a major component of remuneration for executive officers throughout the period, with increasing use being made of restricted stock units and with the more limited uses of stock options being made subject to certain conditions. Significant stock incentive grants were made to certain executive officers in 2010 as part of a substantial review of their compensation. Such grants have been made in recognition of the critical roles they play in the Company’s future, the need to ensure their total remuneration is competitive, and the demands involved with employment as an officer in the Company at a pivotal stage of its development. While compensation for executive officers has increased at times when the Company’s share price has outperformed the relevant indices, such compensation is not directly linked to the share price of the Company’s Common Shares, save the use of stock incentive grants under the Stock Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding our equity compensation plans as of December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,640,017	US$	33.81	1,176,531

Note:

The only equity compensation plan in use is the Stock Plan, approved by Shareholders in June 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors or executive officers owed any debts to us or any of our subsidiaries at any time during 2011 or as of May 4, 2012, other than in respect of an erroneous overpayment by the Corporation, as set forth in note 6 to the Summary Compensation Table. We did not provide any financial assistance to any directors to purchase any of our securities in 2011.

Interest of Informed Persons in Material Transactions

Except as disclosed elsewhere in this Circular and on the basis of information provided by directors and executive officers, no director or executive officer of the Corporation and no person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (collectively, an "Informed Person") and no associate or affiliate of any Informed Person, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction that materially affects or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and the evaluation of the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of InterOil.

The Board believes that effective corporate governance is critical to our continued and long-term success. The Board strongly believes that commitment to sound corporate governance practices is in the best interests of its Shareholders and contributes to effective and efficient decision making.

The disclosure of InterOil's corporate governance practices is presented pursuant to the requirements of NI 58-101 and is set forth in Appendix "A" to this Circular.

MANAGEMENT CONTRACTS

One of our subsidiaries paid a management fee of $150,000 per annum to Petroleum and Independent Exploration Corporation, a company controlled by Mr. Mulacek, our Chairman and Chief Executive Officer and owned by him with other members of his family. However payment of this fee ceased from July 1, 2011 and $75,000 was paid during the 2011 year. Petroleum and Independent Exploration Corporation served as the general manager of S.P. InterOil, LDC, a subsidiary of ours established under the laws of the Commonwealth of The Bahamas throughout 2011. Under relevant Bahamian corporate law, a sole general manager of a company may be appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company. Under Bahamian corporate law, the general manager of a company exercises all powers that would typically be exercised by a board of directors. Certain resolutions were passed early in 2012 restructuring this subsidiary, terminating Petroleum and Independent Exploration Corporation as general manager and appointing a board of directors to manage its day to day affairs.

ADDITIONAL INFORMATION

Additional information regarding us is available on SEDAR at www.sedar.com. Information regarding our business is provided in our annual information statement for the year ended December 31, 2011. Financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2011. Securityholders may contact InterOil Corporation at 25025, I-45 North, Suite 420, The Woodlands, Texas 77380, USA (attention: Mr. Wayne Andrews, Vice President Capital Markets) or at Level 3, Cairns Square, 42-52 Abbott Street, Cairns, Queensland, Australia 4870 (attention Mr. Mark Laurie, General Counsel and Corporate Secretary) or through our website at www.interoil.com to obtain, without charge, copies of these documents and additional copies of this Circular.

APPENDIX "A"

CORPORATE GOVERNANCE DISCLOSURE

FORM 58-101F1

Disclosure Requirement			InterOil Corporation Corporate Governance Practices
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.	The following directors are independent as that term is defined in NI 58-101 and N1 52-110 and under applicable New York Stock Exchange Rules: Dr. Gaylen Byker, Mr. Ford Nicholson, Mr. Roger Lewis and Mr Roger Grundy.
	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Mr. Phil Mulacek and Mr. Christian Vinson are not independent as they are both executive officers of InterOil.
	(c)	Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of our six directors is independent under NI 58 - 101.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Ford Nicholson is Chairman of BNK Petroleum Inc., a company listed on the Toronto Stock Exchange. None of our other directors are currently serving on the board of any other reporting issuer or other publicly-traded corporation.
	(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	A minimum of two meetings of our independent directors are organised to be held in person each year without management being present. These are facilitated, but not attended, by the Corporate Secretary. At least one of these meetings is also attended, in part, by our auditors, PricewaterhouseCoopers. During 2011, our independent directors met on two occasions without the presence of management and non-independent directors.

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	(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Our Chief Executive Officer also holds the position as the Chairman of the Board and is not an independent director. Dr. Gaylen Byker acts as our Co-Chairman and as our lead independent director. Dr. Byker chairs each of the Board’s Compensation, and Nominating and Governance Committees. Dr. Byker also chaired a number of Board meetings held during 2011 and is responsible for all governance matters.
	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year	Please refer to Appendix "B" to this Circular for the attendance record of directors for all Board and committee meetings.
2.	Board Mandate
		Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Please refer to Appendix "C" to this Circular for the Board’s written charter. The charter is also available on our website at www.interoil.com.
3.	Position Descriptions
	(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed and approved written position descriptions for the Chairman and for the chairs of each Board committee. Charters have also been developed and approved for each Board committee.
	(b)	Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.	The Board has developed and agreed a written position description with the Chief Executive Officer.
4.	Orientation and Continuing Education
	(a)	Briefly describe what measures the board takes to orient new directors regarding:

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	(i)	the role of the board, its committees and its directors, and	New directors are provided with a copy of all Board and committee mandates and policies, articles and by-laws, pertinent corporate information and other reference materials, and are introduced to all existing directors and to senior management. The Corporate Secretary provides a briefing and responds to any questions raised.
	(ii)	the nature and operation of the issuer's business.	New directors are given an orientation tour of our operations in Papua New Guinea, and hold meetings with executive officers, other senior financial, corporate and operations personnel and existing directors upon joining the Board. In these meetings, new directors are provided with presentations detailing our current operations and activities, together with an outline of the Corporation’s history and its strategic plans and objectives. Such an orientation was last provided for Mr. Nicholson in mid-2010. In addition, Mr. Nicholson participated regularly in the Company’s weekly senior management meetings during the first 5 months after his appointment.
	(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	We do not currently have a formal continuing education program for our directors. However, we will monitor the need for a continuing education program and implement one if the growth in or degree of change in the nature of the Corporation’s operations warrants it. Board members are encouraged to and do communicate with management, particularly the Corporate Secretary, auditors and legal advisers to remain current with industry trends and regulatory changes.
5.	Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees.
	(i)	disclose how a person or company may obtain a copy of the code;	Our Code of Ethics and Business Conduct is accessible on our website at www.interoil.com and also the SEDAR website located at www.sedar.com. Our employees and directors are all provided with a copy of our Code of Ethics and Business Conduct upon joining InterOil.

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(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Our management and all employees are required to acknowledge their understanding of the Code of Ethics and Business Conduct and all new employees are required to accept its terms as a condition of their employment. The Corporate Secretary and Chief Financial Officer monitor compliance with the Code and report to the Board, or to its Audit or its Nominating and Governance Committee as required. In addition, the Board (through its Audit Committee) encourages reporting of any non-compliance with the Code, including through the Company’s whistleblower policy.
(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Our Board did not grant any waivers to our Code of Ethics and Business Conduct during 2011 and no other departures from the Code were requested. Any future waivers will be disclosed in the appropriate filings on the SEDAR website located at www.sedar.com.
(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors are required to disclose any matters in which they may have, or may be perceived to have a material interest prior to consideration of the matter. Upon such disclosure and upon advice from the General Counsel and Corporate Secretary where necessary, the director and the Board will determine whether the director should refrain from discussing or voting on the matter, or absent himself from the meeting while the matter is discussed. Generally the director is unable to vote. Any transaction in which a director or executive officer has material interest is required to be approved by members of the Audit Committee not having an interest in the matter. In addition, in certain instances special Board committees are established to deal with matters where potential conflicts of interest may arise.
(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	A whistleblower policy and facility are in place which provides employees with the ability to report, on a confidential and anonymous basis, any violations of the Code of Ethics and Business Conduct or other unethical conduct.

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6.	Nomination of Directors
	(a)	Describe the process by which the board identifies new candidates for board nomination.	The Board, co-ordinated through its Nominating and Corporate Governance Committee, considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole. In addition, the Board considers a candidate's qualification as "independent," as well as a candidate's depth of experience and availability, the balance of the business interests and experience of the incumbent or nominated directors and the need for any specific expertise to ensure an appropriate mix of relevant skills are present on the Board and its committees.

In addition to the criteria described above, the Board may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board. The Board’s goal is to assemble a Board that possesses a variety of perspectives and skills derived from high quality business and professional experience in various relevant geographies. In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least three members of the Board are financially literate and a sufficient number of the Board members meet applicable independence requirements, the committee has not set any specific skills that it believes are necessary for any individual director to possess.

	(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	All of the members of our Nominating and Governance Committee are independent.

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The purpose of the Nominating and Governance Committee is to: · identify and recommend to the Board individuals qualified to be nominated as members of the Board and of Board committees;

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·     recommend to the Board the members and Chairperson for each Board committee;

·     periodically review and assess the Corporation’s Code of Ethics and Business Conduct and make recommendations for changes thereto to the Board;

·     review and report to the Board on a periodic basis with regards to matters of corporate governance; and

·     Oversee the process to assess the independence, performance and effectiveness of the Board, Board committees and individual directors and conduct the annual evaluation of the Corporation’s management.

In addition, the Committee is responsible for providing advice, on a confidential basis, to Corporation employees, officers and directors pursuant to the Corporation’s Code of Ethics and Business Conduct.

The responsibilities, powers and operation of the Nominating and Governance Committee are set out in its charter which is available on our website at www.interoil.com. This charter was reviewed and revised by the Board during2011 to ensure its currency and relevance.

7.	Compensation
	(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.	Please refer to the "Statement of Executive Compensation" in the Circular for details of the Corporation’s executive compensation structure and policies. In the case of the Corporation’s officers, compensation matters are largely delegated to and dealt with by the Board’s Compensation Committee on the basis of advice provided by human resources management and compensation consultants where necessary. Compensation for non-executive directors was last reviewed during 2010 under the oversight of the Compensation Committee with assistance from compensation consultants. A further review is intended later in 2012.
	(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Each of the members of the Compensation Committee is independent and has direct experience relevant to executive compensation, having held senior leadership positions in other organisations in which they have set, managed and implemented compensation policies and practices. Each of Dr. Byker and Mr. Lewis has thereby obtained the skills and experience to enable them to make decisions concerning the Corporation’s compensation arrangement.

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(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities of the Compensation Committee are to:

·     discharge the Board's responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;

·     review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of shareholders; and

·     administer, approve and evaluate our director and officer compensation plans, policies and programs.

The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the Chief Executive Officer and other executive officers may be participants, along with other senior level employees and directors, and recommends to the Board amendments to such plans or adoption of new plans. In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.
The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer's performance in light of those goals and objectives, and determines and approves our Chief Executive Officer's compensation level based on such evaluation. The Committee annually reviews and approves our Chief Executive Officer's annual base salary, annual bonus, and long-term incentives. In addition, the Compensation Committee annually determines or approves the compensation of all other senior executives. In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer's performance in light of our goals and objectives relevant to the officer's compensation, competitive market data pertaining to compensation at comparable companies, the Company’s financial and operating status and such other factors as the Compensation Committee deems relevant.

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The committee also administers our insider trading policy as it applies to senior management.

The responsibilities, powers and operation of the Compensation Committee are set out in its charter which is available on our website at www.interoil.com. This charter is currently under review.

	(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	The Compensation Committee retained the Hay Group early in 2010 to review the remuneration paid to each of the Company’s executive officers, undertake market reviews and make recommendations. This work was completed during 2010 and the results from it were considered and employed during 2011.

8.	Other Board Committees
	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	A Reserves Committee was established by the Board in June 2008 and is composed entirely of independent directors The mandate of the Committee is to assist the Board in fulfilling its responsibilities in general and, in particular, with respect to the oil and natural gas reserves and resource evaluation process and public disclosure of reserves data and other information as required under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The specific duties, responsibilities, powers and operation of the Reserves Committee are set out in its charter which is available on our website at www.interoil.com.
9.	Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

InterOil has developed evaluation questionnaires and formal procedures for the evaluation of the performance, skills, specific competency and independence of each director and, to the extent applicable, the Board as a whole and the committees of the Board. The process is overseen by the Nominating and Governance Committee and was last undertaken in December of 2011. The evaluation process is undertaken on an annual basis.

Copies of position descriptions and mandates noted herein as being available on InterOil's website at www.interoil.com may also be obtained on request from the Corporate Secretary at PO Box 6567, Cairns, Queensland, Australia 4870.

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aPPENDIX "B"

DIRECTORS' ATTENDANCE RECORDS

The following table sets forth the attendance record of each director for all Board and committee meetings held for the financial year ended December 31, 2011.

		Committees
	Board	Audit	Compensation	Nominating and Governance	Reserves
Number of Meetings Held (1)	18	6	5	4	4

Number of Meetings Attended

Phil E. Mulacek	16	–	–	–	–

Christian M. Vinson	18	–	–	–	–

Roger N. Grundy	16	–	–	–	4

Gaylen J. Byker	18	6	5	4	4

Roger F. Lewis	17	6	5	4	–

Ford Nicholson	17	5	–	–	4

Note:

(1)	Additional business was conducted and resolutions were passed during the year by way of unanimous written resolutions in lieu of meetings pursuant to section 3.13 of the Company’s By-Law, and in accordance with the YBCA.

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APPENDIX "C"

CHARTER OF THE BOARD OF DIRECTORS

General Powers of the Board of Directors

The Board of Directors (the "Board") of InterOil Corporation (the "Corporation") has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (Yukon) and the regulations thereunder, and the articles and by-laws of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.

The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders. This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.

The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board. Historically, the Corporation's vision has focused on superior growth and accepted a correspondingly increased level of risk. In carrying out its responsibilities, the Board is required to base its decisions on the Corporation's growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.

General Fiduciary Duties

The Board must act in the best interests of the Corporation and its shareholders generally. Every director of the Corporation in exercising his powers and discharging his duties must:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit. Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions. Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.

Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

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In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation's activities.

Conflicts of Interest

A director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.

The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest. If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest. If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.

Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

(b)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(c)	a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

(d)	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.

Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.

Mandate and Stewardship of the Corporation

The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

(a)	the adoption of a strategic planning process;

(b)	the identification of the principal risks of the Corporation's business and endeavouring to ensure the implementation of appropriate systems to manage those risks;

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(c)	succession planning;

(d)	the implementation of a communications policy for the Corporation;

(e)	monitoring the integrity of the Corporation's internal control and management information systems; and

(f)	overseeing the Corporation's commitment to social and community responsibility and fostering ethical and responsible decision making by management.

The Board has identified the following core functions:

(a)	choosing the Corporation's Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

(b)	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

(c)	defining a framework to monitor the management of business opportunities and risks;

(d)	providing direction and advice to the Chief Executive Officer and the management team;

(e)	monitoring and assessing the performance of the Chief Executive Officer; and

(f)	providing information to security holders and stakeholders about the integrity of the Corporation's financial performance.

Corporate Opportunity

A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.

A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.

In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.

Duty of Independence

A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.

Duty of Confidentiality

Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

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(a)	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	the director was required or authorized by law to disclose the information; or

(c)	the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position

A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation. Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.

Insider Reporting

Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.

Communication to Shareholders

The Board must comply with the Corporation's Disclosure Policy regarding effective communication with its shareholders and the public generally. Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation's shareholders and to the public.

Delegation of Authority to Officers and Committees

The Board may delegate authority and functions to officers and to committees of directors. The Board has the right to appoint officers to perform such duties as are assigned to them by the Board. The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and Reserves Committee. The Board has established a charter for each such committee, which includes the committee's responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee. The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.

The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

(a)	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	the filling of a vacancy among the directors;

(c)	the issuance of securities, except in the manner and on the terms authorized by the Board;

(d)	the declaration of dividends;

(e)	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

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(f)	the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

(g)	the approval of a management proxy circular;

(h)	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

(i)	the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements

The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors' report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.

A director is required to forthwith notify both the Audit Committee and the Corporation's auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation. The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.

Auditors

On demand from the Corporation's auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.

Matters Requiring Board Approval

The following matters require specific approval of the Board:

(a)	all matters identified in this Charter as falling within the sole purview of the Board;

(b)	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

(c)	compensation (including options, bonuses and forms of compensation) for executive officers and other senior executives of the Corporation having regard to the recommendations of the Compensation Committee and the Chief Executive Officer;

(d)	expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO;

(e)	the selection of the principal advisors to the Corporation, including banking, legal, engineering and financial;

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(f)	the appointment of executive officers of the Corporation;

(g)	the appointment of members to committees of the Board;

(h)	any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm's length should be approved by the Board; and

(i)	major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.

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